April 30, 2020

FORM C-AR

Future Mobility Company Holdings Inc. (dba PRIVA)



This Form C-AR (including the cover page and all exhibits attached hereto, (the "Form C-AR) is being furnished by Future Mobility Company Holdings Inc, a Delaware C-Corporation formed on July 19th, 2018 (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC"). The Company's physical address is 2620 N. Wayne Ave, Apt 1S, Chicago, IL 60614.

You may contact the Company by emailing admin@travelpriva.com. This annual report is posted on the Company's website, www.travelpriva.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Disclosures

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Future Mobility Company Holdings (or "Company") is a corporation formed on July 19th, 2018 , in the State of Delaware. The Company's physical address is 2620 N. Wayne Ave. Apt 1S, Chicago, IL 60614. The Company's web site may be accessed at www.travelpriva.com

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Officer #1: Ryan Gee

Board Positions with Future Mobility Company Holdings

Dates	Position	Principal Occupation
June 17th, 2019 to Present	President	CEO of Future Mobility Company Holdings
July 19th, 2018 to Present	Secretary	CEO of Future Mobility Company Holdings

Positions with Future Mobility Company Holdings

Dates	Position	Responsibilities
June 17th, 2019 to Present	CEO	Oversees all activities in the company as its most senior employee
July 19th, 2018 to June 17th, 2019	COO	Manages all day to day operations of the company including human resources, facilities, and IT

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
June 2018 to Present	Future Mobility Company Holdings	Co-founder and CXO; Regional transportation services; Set all corporate strategy, manage all business operations including customer acquisition, service provision and employee recruitment; manage investor relations
March 2016 to June 2018	Rivian Automotive	Director of Talent Operations & Corporate Strategy Manager; Electrified vehicle manufacturer; Managed full HR department including recruitment and onboarding as company scaled from100 to 400 employees; Managed Corporate Strategy work streams including market size forecasts for future product launches and fundraising activities

Officer #2: Dagan Mishoulam

Board Positions with Future Mobility Company Holdings

Dates	Position	Principal Occupation
June 17th, 2019 to Present	Board Member	Sr. Director of Corporate Strategy at Rivian Automotive
July 19th, 2018 to June 17th, 2019	President	CEO of Future Mobility Company Holdings

Positions with Future Mobility Company Holdings

Dates	Position	Responsibilities
July 19th, 2018 to June 17th, 2019	CEO	Oversees all activities in the company as its most senior employee

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
June 2019 to Present & August 2016 to June 2018	Rivian Automotive	Sr. Director of Corporate Strategy; Electrified vehicle manufacturer; Manages a mix of corporate strategy work streams including external partnerships, fundraising, investor relations, and product portfolio strategy
July 2018 to June 2019	Future Mobility Company Holdings	Co-founder and CEO; Regional transportation services; Set all corporate strategy, manage all business operations including customer acquisition, service provision and employee recruitment; manage investor relations
August 2012 to August 2016	Roland Berger Strategy Consultants	Project Manager; Management Consulting; Advised automotive clients on the future of transportation with an emphasis on autonomous, connected, electrified and shared vehicles

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Ryan Gee owns 2,250,000 shares of COMMON STOCK, representing a voting power of 53%.

Dagan Mishoulam owns 955,834 shares of COMMON STOCK, representing a voting power of 22.5%

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

The company's business plan remains to create a better alternative for regional travel than the commuter flight, with the initial solution of the "PRIVA Mobile Office" having launched in August 2018. The company continues to focus on development of technology and vehicle designs to enable better door-to-door regional mobility experiences. In the near-term, the company is investing in its technology platform, with the goal to launch later in 2020. The company plans to make this technology available to other ground transportation operators though licensing arrangements to better scale. The company has the financing required, and key relationships in place to bring this technology to market. Additionally, the company continues to explore new market opportunities that may or may not become attractive. These opportunities may include licensing/franchising the company's vehicle designs and expanding the core technology platform into new use cases. The key is for us to create these long-term options by, in the short- to medium term, building a high-quality and profitable technology business. Final exit: Our focus is on building a strong, profitable company rather than focusing on an immediate exit. However the kind of acquirers who may be interested in purchasing an innovative regional mobility company like Future Mobility Company Holdings may be in the following industry areas: Automotive OEM (e.g. General Motors, Ford etc); Transportation Tech (e.g. LYFT, Via); Commercial Aviation (e.g. JetBlue). By building a company that generates cash while creating a defensible market position for ourselves, we hope to have many options for exit if we choose.

5. How many employees does the Company currently have? (§ 227.201(e))

1

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. **Our industry segment is highly competitive**. Travelers have a multitude of options for regional trips including airlines, bus lines, trains and personal passenger cars. The company's success depends on attracting, and retaining customers in this competitive landscape. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

2. **We are an early stage company with an unproven business model**. You should consider, among other factors, the risks and uncertainties encountered by companies that, like Future Mobility Company Holdings, are in their early stages. For example, unanticipated expenses, problems, and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to our services and products. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of our capital stock to the point investors may lose their entire investment.

3. **In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.** Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

4. **Demand for our products and services is highly correlated with general economic conditions.** A substantial portion of our revenue is derived from the business travel segment, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our financial results.

5. **Changes in employment laws or regulation could harm our performance.** Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay,

paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

6. **We have not prepared any audited financial statements.** Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company

7. **We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.** We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the SarbanesOxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

8. **Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.** The following factors, among others, could affect continued market acceptance and profitability of our products:

   a. the introduction of competitive products;

   b. the level and effectiveness of our sales and marketing efforts;

   c. any unfavorable publicity regarding our brand;

   d. litigation or threats of litigation with respect to our products;

   e. the price of our products relative to other competing products;

   f. price increases resulting from rising commodity costs (e.g. gas);

   g. any changes in government policies, practices or regulatory developments related to our products, services and markets

   Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

9. **We may face potential difficulties in obtaining capital.** We may have difficulty raising needed capital in the future as a result of, among other factors, the inherent business risks associated with an early stage company and present and future market conditions.

While our company has historically generated revenue, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. There is no guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

10. **Future financing activities may dilute current investors**. We may conduct future financing transactions, including offerings of our common stock, which may diminish our investors' pro rata ownership.

11. **We have not paid any dividends on our common stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future**. Consequently, investors will only realize an economic gain on their investment in our common stock if the price appreciates. Investors should not purchase our common stock expecting to receive cash dividends. Investors must realize that they may lose their entire investment

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	10,000,000	3,684,389	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

When Future Mobility Company Holding's securities were offered through Netcapital last year the securities were valued at $0.84 per share with an implied post-money valuation of ~$4,900,000. This valuation was based on previous secured convertible notes.

For the purposes of the methods for how the securities would be valued in the future, we believe that the same factors would be taken into account in arriving at a valuation.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Future Mobility Company Holdings, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Future Mobility Company Holdings and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor;

as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor	Amount Outstanding	Interest Rate	Maturity Date
TCF Equipment Finance, a division of TCF National Bank	$67,685	7.00%	April 26th, 2023
TCF Equipment Finance, a division of TCF National Bank	$87,486	7.21%	September 28th, 2024
Techstars Accelerator Investments LLC	$85,721	5.00%	July27th, 2020
Techstars Corporate Partner 2017 LLC	$21,430	5.00%	July27th, 2020
Invest Detroit Foundation d/b/a First Capital Fund	$106,000	6.00%	December 19th, 2018

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
10/9/2018	Common Stock	$104,917	Section 4(a)(6)	Operating Expenses tied to "Mobile Office" service offering including payroll, and facilities

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

The company has been operating since August 2018, with each fiscal year beginning on January 1st and ending on December 31st. Since founding, the company generated $51,000 in revenue with a net income(loss) of ($368,780). After a year and a half of operations and underwhelming financial performance, it became clear to management that the current business model required significant revisions. The original, vertically integrated strategy of owning, operating and marketing "Mobile Office" services was not working. The strategy was too capital intensive, required constant purchase of new equipment to grow, and was operationally complex, requiring active management of drivers, vehicles, and facilities. Given these challenges, the management team started searching for alternative models to advance the company in the Fall of 2019.

Leveraging the experience from operating "Mobile Offices" for a year and a half, the company quickly identified an opportunity to improve the operations and logistics for the regional ground transportation services through a software product. The company validated the opportunity though 400+ customer interviews, with over 30% of the cold calls converting into interest in the product. Given the market response, the company decided to pivot completely into a software development company in December 2019. As part of this pivot, the company plans to liquidate the Mobile Office inventory, the proceeds of which will be used to pay down existing debt.

Given the change in strategic direction, investors should not expect prior operational performance to reflect future performance. The company is significantly more enthusiastic about the new direction as it is less capital intensive, scales more quickly, and requires less marketing spend since users can be acquired via a direct sales approach.

While the company's current financial condition is meger, it is sufficient to advance development of the software product, since the cash burn rate is low. As of December 31, 2019 the company had a cash balance of $7,945.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Future Mobility Company Holdings has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Future Mobility Company Holdings will file a report electronically with the SEC annually and post the report on its web site (www.travelpriva.com) no later than 120 days after the end of each fiscal year covered by the report.

Financial Statement Certification

Future Mobility Company Holdings Inc. (dba PRIVA)

Certification of Principal Executive Officer Pursuant to Rule 202(a)
of Regulation Crowdfunding

I, Ryan Gee, certify that the financial statements of Future Mobility Company Holdings, Inc. included in this Form are true and complete in all material respects.

/s/ Ryan Gee

Ryan Gee

President and Chief Executive Officer

April 30, 2020

Future Mobility Company Holdings, Inc.

Balance Sheet (1/2)

(Unaudited)

	Year Ended Dec. 31, 2018	Year Ended Dec. 31, 2019
ASSETS		
Current Assets		
Cash	103,903	7,945
Security Deposit	-	1,167
Total Current Assets	103,903	9,112
Fixed Assets		
Vehicles & Equipment	223,362	223,362
Acc. Depreciation	(12,747)	(57,420)
Total Fixed Assets	210,615	165,942
Total Assets	**314,518**	**175,054**
LIABILITIES		
Current Liabilities		
Accounts Payable	1,776	29,844
Loans Payable	38,406	237,406
Interest Payable	-	13,151
Total Current Liabilities	40,182	280,401
Long-Term Liabilities		
Equipment Loans	155,171	116,765
Convertible Debt	199,000	-
Interest Payable	2,151	-
Total Long-Term Liabilities	356,322	116,765
Total Liabilities	**396,503**	**397,166**

Future Mobility Company Holdings, Inc.

Balance Sheet (2/2)

(Unaudited)

	Year Ended Dec. 31, 2018	Year Ended Dec. 31, 2019
EQUITY		
Common stock (shares)	5,354,610	3,684,389
Common stock (amount)	20,050	120,808
Paid in capital	21,500	25,501
Retained earnings	-	(123,535)
Net income	(123,535)	(244,885)
Total Equity	(81,985)	(222,112)
Total Liabilities + Equity	**314,518**	**175,054**

Future Mobility Company Holdings, Inc.

Statements of Comprehensive Income

(Unaudited)

	Year Ended Dec. 31, 2018		Year Ended Dec. 31, 2019	
Revenue	$	**11,042**	$	**40,460**
Cost of sales		9,678		17,852
Gross profit		**1,364**		**22,608**
Expenses:				
Wages and salaries		64,155		118,936
Employee benefits		-		2,703
Rent & lease		-		9,333
Utilities		-		1,111
Insurance		4,205		19,468
Product development		15,881		24,346
Advertising & marketing		1,613		10,200
Professional services		3,372		8,639
Administrative expenses		14,095		5,879
Travel, meals & entertainment		2,397		8,198
Repairs & maintenance		4,324		3,010
Depreciation		12,747		44,672
Interest expense		2,151		11,000
Total expenses	$	**124,899**	$	**267,494**
Net loss	$	**(123,535)**	$	**(244,885)**

Future Mobility Company Holdings, Inc.

Statements of Cash Flows

(Unaudited)

	Year Ended Dec. 31, 2018	Year Ended Dec. 31, 2019
OPERATING ACTIVITIES		
Net Income	(123,535)	(244,885)
Adjustments to reconcile Net Income to Net Cash from operations:		
Add Depreciation	12,747	44,672
Security Deposit Paid	-	(1,167)
Increase in Accounts Payable	1,776	28,069
Total Adjustments to reconcile Net Cash	14,523	71,574
Net cash provided by operating activities	**(109,012)**	**(173,311)**
INVESTING ACTIVITIES		
Purchase of Vehicles and Equipment	(223,362)	-
Net cash provided by investing activities	**(223,362)**	-
FINANCING ACTIVITIES		
Owner's Investment	21,500	3,983
Proceeds from sale of common stock	20,050	100,776
Proceeds from convertible debt issuance	199,000	-
Proceeds from equipment loan	193,577	(38,406)
Increase in Accrued Interest	2151	11,000
Net cash provided by investing activities	**436,278**	**77,353**
Net cash increase for period	103,903	(95,958)
Cash at beginning of period	-	103,903
Cash at end of period	**103,903**	**7,945**

Future Mobility Company Holdings, Inc.

Statements of Changes in Shareholder Equity

(Unaudited)

	Common stock Shares	Common stock Amount	Paid in Capital	Accum. Deficit	Total Shareholders Equity
Balance, July 19, 2018	**5,000,000**	**50**			**50**
Paid in capital - Owner's investment			21,500		
Common shares issued - Techstars	354,610	20,000			
Net loss				(123,535)	
Balance, Dec 31, 2018	**5,354,610**	**20,050**	**21,500**	**(123,535)**	**(81,985)**
Paid in capital - Owner's investment			4,001		
Shares issued in crowdfunding offering	123,945	100,776			
Founder share repurchase	(1,794,166)	(17.95)			
Net loss				(244,885)	
Balance, Dec 31, 2019	**3,684,389**	**120,808**	**25,501**	**(368,420)**	**(222,112)**